UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                           THE DIANA CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                 809180-10-2
                               (CUSIP Number)

                             George M. Weischadle
                         Sattel Technologies, Inc.
                          9145 Deering Avenue
                          Chatsworth, California  91311
                               (818) 718-6437

                                  Copies to:

                         Timothy R. Greenleaf, Esq.
                         Fulbright & Jaworski L.L.P.
                           865 S. Figueroa Street
                                 29th Floor
                        Los Angeles, California 90017
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                 May 3, 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. XX (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 809180-10-2                                      Page 3 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Sattel Technologies, Inc.
          95-3966863

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  California

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   300,000

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   300,000

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   300,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   5.97%

14.  TYPE OF REPORTING PERSON
                    (a)   CO

Item 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock") of The Diana Corporation, a Delaware corporation (the "Company") and is being filed by Sattel Technologies, Inc., a California corporation ("Sattel").

Item 2.  IDENTITY AND BACKGROUND


Item 3.   SOURCE AND AMOUNT OF FUNDS

          On January 16, 1996, Sattel acquired 350,000 shares of Common Stock of Diana in exchange for shares of Sattel Communications Corp., a Nevada corporation, pursuant to an Exchange Agreement (the "Exchange Agreement"), dated January 16, 1996, a copy of which was attached as Exhibit B to that certain Schedule 13D filed by Sattel on January 26, 1996. On May 3, 1996, Sattel and the Company, among others, agreed to amend the Exchange Agreement to, among other things, provide that Sattel shall, and thereby did, transfer 50,000 shares of Common Stock to the Company. Accordingly, on May 3, 1996, Sattel's ownership of Common Stock was reduced from 350,000 shares to 300,000 shares. A copy of the Second Supplemental Agreement Relating to Joint Venture and Exchange Agreement Reformation, dated May 3, 1996 (pursuant to which the Exchange Agreement was amended as described herein), is attached hereto as Exhibit A.

Item 4.   PURPOSE OF TRANSACTION


Item 5.   INTEREST IN SECURITIES OF THE COMPANY

          (a) As of May 3, 1996, Sattel beneficially owned a total of 300,000 shares of the Common Stock of the Company, constituting approximately 5.97% of the shares of Common Stock then outstanding, based on 5,028,590 shares of Common Stock outstanding.

          (b) Sattel has sole voting and dispositive power with respect to all 300,000 shares of Common Stock.

          (c) No transactions in the Common Stock were effected during the past 60 days by Sattel (except as described in this Schedule 13D) or, to the best of Sattel's knowledge, by any executive officer, director or controlling person of Sattel.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

          (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 7.   EXHIBITS

          A. Second Supplemental Agreement Relating to Joint Venture and Exchange Agreement Reformation



                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:          May 20, 1996

                                    SATTEL TECHNOLOGIES, INC.

                                    By: /s/ George M. Weischadle
                                    Name:  George M. Weischadle
                                    Title: President

                                  EXHIBIT A

                 SECOND SUPPLEMENTAL AGREEMENT RELATING TO
              JOINT VENTURE AND EXCHANGE AGREEMENT REFORMATION

          THIS AGREEMENT is made and entered into this 3rd day of May, 1996, by and among The Diana Corporation, a Delaware corporation ("Diana"), D.O.N. Communications Corp., a Nevada corporation ("DCC"), Sattel Technologies, Inc., a California corporation ("Sattel"), and Space Risk Management Limited, organized in the Cayman Islands ("SRML").

          WHEREAS, the parties hereto have entered into a Supplemental Agreement Relating to Joint Venture dated January 16, 1996 (the "First Supplemental Agreement");

          WHEREAS, Diana and Sattel have entered into an Exchange Agreement dated January 16, 1996 (the "Exchange Agreement") with respect to the common stock of Sattel Communications Corp. ("SCC");

          WHEREAS, the parties wish to confirm their agreement to amend the First Supplemental Agreement and to amend and reform Exchange Agreement as more specifically set forth below;

          NOW, THEREFORE, the parties hereto agree as follows:

          1.   AMENDMENTS TO FIRST SUPPLEMENTAL AGREEMENT.

          Paragraphs 1, 2(c), 4(c) and 7, and Exhibits A and D, of the First Supplemental Agreement are hereby deleted.

          2.   REFORMATION OF EXCHANGE AGREEMENT.

          (a) Sattel hereby transfers, assigns and conveys to Diana all right, title and interest in and to an additional 150 shares of common stock of SCC, free and clear of all liens, claims, encumbrances and restrictions. Upon execution hereof, Sattel shall deliver to Diana a certificate or certificates representing such additional 150 shares of common stock of SCC, duly endorsed or endorsed in blank or accompanied by validly executed stock powers.

          (b) Sattel hereby transfers, assigns and conveys to Diana all right, title and interest in and to 50,000 shares of common stock of Diana, free and clear of all liens, claims, encumbrances and restrictions. Upon execution hereof, Sattel shall deliver to Diana a certificate representing the Diana shares accompanied by validly executed stock powers for 50,000 of such shares.

          3.   MUTUAL RELEASE.

          (a) Sattel hereby releases, discharges and holds harmless Diana and its officers, directors, employees, agents, representatives, successors and assigns from all actions, claims, causes of action, covenants, contracts, agreements, obligations and liabilities arising out of agreement or imposed by law or otherwise, incurring or arising at any time prior to execution hereof, and in each case relating to the obligations of Diana or Sattel under the registration rights provisions of the Exchange Agreement (Exhibit A thereto), provided Diana's obligation under such registration rights provisions shall survive execution hereof with respect to future obligations.

          (b) Diana hereby releases, discharges and holds harmless Sattel and its officers, directors, employees, agents, representatives, successors and assigns from all actions, claims, causes of action, covenants, contracts, agreements, obligations and liabilities arising out of agreement or imposed by law or otherwise, incurring or arising at any time prior to execution hereof; provided all existing agreements of Sattel shall survive execution hereof with respect to future obligations.

          4. COOPERATION IN SALE OF DIANA STOCK. Diana agrees to cooperate with Sattel's efforts to sell up to 100,000 shares of Diana common stock.

          IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.

                                    THE DIANA CORPORATION


                               By: /s/ Richard Fisher




                                    D.O.N. COMMUNICATIONS CORP.


                               By: Richard Fisher



                                    SATTEL TECHNOLOGIES, INC.


                               By: /s/ George M. Weischadle


                                    SPACE RISK MANAGEMENT LIMITED


                               By: [dissolved]